TEMBEC INC.

Security Class

Holder Account Number

Form of Proxy – Special Meeting to be held on February 22, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.     Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.     If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.     This proxy should be signed in the exact manner as the name appears on the proxy.

4.     If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.     The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.     The securities represented by this proxy will be voted for or against the resolutions put forth at the Meeting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.     This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.     This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Standard Time on February 20, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Tembec Inc. hereby appoint: James Lopez , or failing him, Guy G. Dufresne	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Shareholders of Tembec Inc. («Tembec») to be held in the Ballroom Centre, at Le Centre Sheraton, 1201 René-Lévesque Blvd. West, Montréal, Québec, Canada on February 22, 2008 at 11:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Resolution	For	Against
FOR or AGAINST or, if no specification is made, vote for the special resolution confirming By-Law No. 2008-A relating to an amendment to the articles of Tembec to, among other things, amend the terms of the Existing Common Shares to provide Tembec the option to redeem all of the Existing Common Shares by delivering 5,000,000 New Common Shares and up to 11,111,111 warrants of New Tembec, the full text of which special resolution is set forth in Appendix "B" to the Management Proxy Circular of Tembec dated January 25, 2008 (the «Circular»).	□	□

2. Resolution	For	Against
FOR or AGAINST or, if no specification is made, vote for the resolution approving the issuance of 95,000,000 New Common Shares to certain noteholders of Tembec Industries Inc. as contemplated by a plan of arrangement involving New Tembec, among others, the full text of which resolution is set forth in Appendix "B" to the Circular.	□	□

	For	Against
3. Resolution
FOR or AGAINST or, if no specification is made, vote for the resolution, the full text of which is set out in Appendix "B" to the Circular, approving a shareholder rights plan for New Tembec, which rights plan is more particularly described in the Circular.	□	□

Authorized Signature(s) - This section must be completed	Signature(s)	Date
for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.